UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002 or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _____________.

Commission file number 0-26844

RadiSys Corporation 401(k) Savings Plan
_______________________________
(Full title of the plan)

RADISYS CORPORATION
5445 NE Dawson Creek Drive
Hillsboro, OR 97124
_______________________________
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

ITEM 4.

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
RadiSys Corporation 401(k) Plan

     In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadiSys Corporation 401(k) Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

April 25, 2003

RadiSys Corporation 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
ASSETS
Investments, at fair value:
Cash and cash equivalents	$3,760	$27,664
Common or collective trust funds	3,855,707	4,368,212
Registered investment companies	16,377,169	19,797,299
Employer securities	187,486	112,528
Participant loans	726,996	822,299

Total investments	21,151,118	25,128,002

Receivables:
Employer’s matching contribution	783,482	889,290

Net assets available for benefits	$21,934,600	$26,017,292

     The accompanying notes are an integral part of the financial statements.

RadiSys Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:
Investment income:
Depreciation in fair value of investments	$(4,678,828)
Interest income	56,856
Contributions:
Employee contributions	2,839,793
Employee rollovers	169,490
Employer match	806,921

Total additions	(805,768)

Deductions:
Benefit payments and hardship withdrawals	3,276,459
Third-party administrative expenses	465

Total deductions	3,276,924

Net decrease in net assets available for benefits	(4,082,692)

Net assets available for benefits:
Beginning of year	26,017,292

End of year	$21,934,600

     The accompanying notes are an integral part of the financial statements.

RadiSys Corporation 401(k) Plan
Notes to Financial Statements

1. Description of Plan

General

The RadiSys Corporation 401(k) Plan (the Plan) was established by RadiSys Corporation (the Company) on January 1, 1989 to provide a means for savings and investment by employees for retirement purposes. Participation in the Plan, which is a defined contribution plan, is voluntary. Currently, all employees of the Company who are age twenty-one or older are eligible to participate in the Plan. Qualifying employees may begin to participate in the Plan on the date of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Under the terms of a trust agreement between the Company and Putnam Corporate Services (the Trustee), all investments of the Plan are held in a trust fund by the Trustee. Certain accounting and other administrative services for the Plan are performed by the Trustee. The Plan is administered by a committee composed of management employees of the Company.

On January 1, 2001, the Company began offering employer stock as an option for participants. Investments in employer stock amounted to $187,486 and $112,528 at December 31, 2002 and 2001, respectively.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Participants may contribute up to 30% of annual compensation to the Plan as pre-tax contributions, subject to the maximum allowed by the Internal Revenue Code ($11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively). Participants may also contribute up to 5% of compensation on an after-tax basis, up to an annual maximum of $10,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Taxes on these contributions are deferred under Section 401(k) of the Internal Revenue Code. The employer may make discretionary matching contributions equal to a percentage of the amount of the salary deferral. Participants must be employed on the last day of the Plan year to share in the discretionary matching contribution. Participants direct the investment of their contributions into various investment options available within the Plan.

Participant accounts

The account of each participant who meets Plan eligibility requirements and is employed as defined above is credited with the participant’s contribution and an allocation of discretionary employer matching contributions. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RadiSys Corporation 401(k) Plan
Notes to Financial Statements, Continued

1. Description of Plan (Continued)

Vesting

Participants are fully vested at all times in their own individual contributions, including earnings thereon. Vesting in the employer discretionary matching contribution is based on continuous years of service ranging from one to three years. Employees are automatically 100% vested upon death or disability. If an employee terminates before becoming fully vested, the unvested portion of his or her account is forfeited and such amount is used to reduce the employer discretionary matching contribution. Remaining amounts will be reallocated to the accounts of participants based on employees’ proportionate contributions.

Payment of benefits

One hundred percent (100%) of the employee’s vested benefits, including his or her allocation of plan earnings, may be paid to the employee upon resignation, discharge, death or disability. The employee salary deferral pre-tax contribution accounts, including a pro rata share of investment earnings, may be withdrawn to the extent approved by the Plan’s administrative committee because of financial hardship. Benefits shall be paid in a lump sum, as provided by the Plan. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances less than $1,000 are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant loans

The Plan allows for loans up to 50% of the total vested value of a participant’s account, but not more than $50,000, reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest based upon the prime interest rate (as listed in the Wall Street Journal) at the time the loan is issued, plus 2%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeited accounts
At December 31, 2002 and 2001, forfeited nonvested accounts totaled $17,428 and $63,732, respectively. These amounts are used to reduce future employer contributions.

Administration of Plan assets

The Trustee of the Plan holds the Plan’s assets. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

RadiSys Corporation 401(k) Plan
Notes to Financial Statements, Continued

2. Summary of Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting and present the net assets available for plan benefits and changes in those net assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments in Putnam Corporate Services funds, employer stock and self-directed brokerage funds, are stated at fair value, which is based on the quoted market price of the underlying investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits
Benefits are recorded when paid.

Concentration of credit risk

The Plan has short-term investments of cash in the form of money market funds, which may exceed depository insurance limits. The Plan makes such investments with high credit quality entities and has not incurred any credit related losses.

Risks and uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

RadiSys Corporation 401(k) Plan
Notes to Financial Statements, Continued

3. Investments Representing Greater than 5% of Net Assets Available for Plan Benefits

     The following investments represented 5% or more of net assets available for plan benefits:

	Current value
Description of investment	2002	2001

Putnam New Opportunities Fund	$1,424,390	$2,156,481
Putnam Stable Value Fund	2,322,496	2,213,937
Weitz Partners Value Fund	1,837,937	2,265,880
Putnam Growth Opportunities Fund	2,248,106	3,510,958
Putnam Asset Allocation - Growth Portfolio	2,434,792	2,637,564
Putnam Asset Allocation - Conservative Portfolio	1,384,017	1,591,990
Putnam S&P 500 Index Fund	1,533,211	2,154,275
PIMCO Total Return	1,815,352	1,278,945
PIMCO Innovation A	913,892	1,738,767

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee. These transactions qualify as party-in-interest. Fees paid by the Plan to the trustee for investment management services amounted to $465 for the year ended December 31, 2002.

RadiSys Corporation 401(k) Plan
Notes to Financial Statements, Continued

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2002	2001

Net assets available for benefits per the financial statements	$21,934,600	$26,017,292
Net difference in participant loans	(166,794)	–

Net assets available for benefits per Form 5500	$21,767,806	$26,017,292

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2002:

Net decrease in net assets per the financial statements	$(4,082,692)
Certain deemed distributions of participant loans	(166,794)

Net decrease in net assets per Form 5500	$(4,249,486)

Supplemental Schedule

RadiSys Corporation 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost *	Current value

Putnam Money Market Fund	Money market fund		$3,760

PIMCO Innovation A	Mutual fund		913,892
PIMCO Total Return	Mutual fund		1,815,352
Artisan Mid Cap Fund	Mutual fund		599,765
Janus Balanced Fund	Mutual fund		601,163
New Berger & Berman Genesis Trust	Mutual fund		980,660
Weitz Partners Value Fund	Mutual fund		1,837,937
Franklin Templeton Small Cap Growth Fund II	Mutual fund		155,068
Putnam Growth Opportunities Fund	Mutual fund		2,248,106
Putnam New Opportunities Fund	Mutual fund		1,424,390
Putnam Asset Allocation - Growth Portfolio	Mutual fund		2,434,792
Putnam Asset Allocation - Balanced Portfolio	Mutual fund		849,448
Putnam Asset Allocation - Conservative Portfolio	Mutual fund		1,384,017
Putnam International Growth Fund	Mutual fund		717,141
Dodge & Cox Balanced Fund	Mutual fund		380,069
HarrisDirect Securities Account	Self-directed brokerage		35,369

			16,377,169

Putnam S&P 500 Index Fund	Common/collective trust		1,533,211
Putnam Stable Value Fund	Common/collective trust		2,322,496

			3,855,707

Company stock	Employer securities - common shares		187,486

Loan Fund	Participant loans, maturities ranging from 2003 to 2016, at interest rates ranging from 6.25% to 11%		726,996

			$21,151,118

* Cost information is omitted as permitted under ERISA regulations as these investments are participant directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadiSys Corporation 401(k) Savings Plan
(Name of Plan)

Date: June 27, 2003	/s/ Julia A. Harper
Julia A. Harper Plan Trustee